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                         [Form of Letter to Suppliers]


                                                  AmeriSource Health Corporation
                                                    1300 Morris Drive, Suite 100
                                                    Chesterbrook, PA  19087-5594
                                                             Phone  610-727-7000
 [Amerisource Logo to appear here]                           Fax    610-727-3603
                                                             www.amerisource.com
                                                             -------------------

Dear ______:

We are enthusiastic about our recent announcement to combine with Bergen Brunswig to create a new company called AmeriSource-Bergen Corporation. We think you will agree we are creating a company that will play an important role in the healthcare industry.

The AmeriSource-Bergen combination will create an efficient and attractive healthcare solutions provider well positioned to add value and offer enhanced capabilities to our customers and suppliers.

We will continue to support your company and intend to provide even more sophisticated value-added supply-management programs that will drive significant sales volume. Our high-volume strategically positioned distribution, packaging, and outsource networks will provide efficient, superior quality service for all of our customers.

AmeriSource-Bergen will provide you with valuable and effective opportunities for increased efficiency, reduced costs and higher sales. We anticipate the transaction will close sometime during the summer of 2001. Until the merger closes, please continue to work with your same contact person at AmeriSource concerning any decisions or information regarding the supplier relationship.

If you have any questions or concerns please feel free to contact me at any time. Thank you for your continued support in building a more efficient, effective healthcare supply chain.

Sincerely,



TPH